UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107 Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 23, 2026, POET Technologies Inc. (the “Company”) closed its previously announced offering of 20,689,656 of the Company’s common shares in a registered direct offering for gross proceeds of approximately US$150 million, before deducting offering expenses.

Incorporation by Reference

The above information contained in this Report on Form 6-K is hereby incorporated by reference into (1) the registration statement on Form F-3 (File N. 333-292868), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2026 (the “Shelf Registration Statement”), (2) the registration statement on Form F-3 (File No. 333-291848), filed by the Company with the SEC on November 28, 2025, (3) the registration statement on Form S-8 (File No. 333-290470), filed by the Company with the SEC on September 23, 2025, in each case, to the extent not superseded by documents or reports subsequently filed or furnished, (4) the registration statement on Form F-10 (File No. 333-280553), as amended by Amendment No. 1 thereto filed with the SEC on September 9, 2024 and (5) the registration statement on Form F-3 (File No. 333-273853) filed by the Company with the SEC on August 9, 2023.

The exhibits filed herewith are also incorporated by reference into the Shelf Registration Statement.

Exhibits

Exhibit Number	Description
5.1	Opinion of Bennett Jones LLP
23.1	Consent of Bennett Jones LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.

	By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Executive Vice President and Chief Financial Officer

Date: January 23, 2026